Exhibit 99.2

BORR DRILLING LIMITED
NOTICE OF A SPECIAL GENERAL MEETING OF THE SHAREHOLDERS
DECEMBER 22, 2023

NOTICE IS HEREBY given that a Special General Meeting of the Shareholders (the “Meeting”) of Borr Drilling Limited (the “Company”) will be held on December 22, 2023 at 10:00 a.m. local time, at the registered office of the Company, 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda for the following purpose which is more completely set forth in the accompanying information statement:

To consider the following Company proposal:

1.
To approve a reduction of the Share Premium account of the Company from US$ 2,290,578,712 to US$ 290,578,712 by the transfer of US$ 2,000,000,000 of the Share Premium to the Company’s Contributed Surplus account, with effect from December 22, 2023.

By Order of the Board of Directors

Mi Hong Yoon
Secretary

Dated:	December 1, 2023

Notes:

1.
The Board of Directors has fixed the close of business on November 27, 2023, as the record date for the determination of the shareholders entitled to attend and vote at the Special General Meeting or any adjournment thereof.

2.
No Shareholder shall be entitled to attend unless written notice of the intention to attend, unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the meeting.

3.	The resolution set out above is an Ordinary Resolution, approval of which will require the affirmative vote of a simple majority of the votes cast.

4.
A Form of Proxy is enclosed for use by holders of shares registered in Norway in connection with the business set out above. Holders of shares registered in the United States should use the separate Form of Proxy provided.

The following information is applicable to holders of shares registered in the United States only:

We are pleased to allow companies to furnish proxy materials to their shareholders via the internet.  We believe that this e-proxy process will expedite shareholders’ receipt of proxy materials and lower the costs and reduce the environmental impact of our Special General Meeting.  Accordingly, we will mail to our shareholders of record and beneficial owners instructions on how to access the attached proxy statement via the Internet and how to vote online.

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR SHARES PROMPTLY.  TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN PROXY MATERIALS, IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS (THE “MEETING’) OF BORR DRILLING LIMITED TO BE HELD ON DECEMBER 22, 2023.

COMPANY PROPOSAL

PROPOSAL 1- REDUCTION OF SHARE PREMIUM ACCOUNT

At the Meeting, the Board, pursuant to the provisions of section 46 of the Companies Act, will ask the Shareholders to approve a reduction of US$ 2,000,000,000 in the Company’s Share Premium account (referred to as additional paid in capital in the financial statements of the Company) and to credit the same amount resulting from this reduction to the Company’s Contributed Surplus account. The Share Premium account is the amount of share capital which exceeds the aggregate par value of the Company’s outstanding Ordinary Shares of par value US$ 0.10 each.

The purpose of this proposal is primarily to increase the ability of the Company to declare and distribute dividends to its Shareholders.  As at September 30, 2023, the balance of the Company’s Share Premium Account was US$ 2,290,578,712.  The Board of Directors therefore propose to reduce the Share Premium account from US$ 2,290,578,712 to US$ 290,578,712 by the transfer of US$ 2,000,000,000 of the Share Premium to the Company’s Contributed Surplus account with effect as of December 22, 2023 (the “Effective Date”).

This will enable the Board to declare dividends and make cash distributions as long as the Company is solvent and the realisable value of its assets exceeds its liabilities and the Company’s operations and earnings otherwise allow the Board, at its sole discretion, to declare such dividends in the future.

Any dividends and/or cash distributions declared in the future will be at the sole discretion of the Board and will depend upon earnings, market prospects, current capital expenditure programs and investment opportunities.  The timing and amount of dividends and/or cash distributions, if any, is at the discretion of the Board and the Company cannot guarantee that its Board will declare dividends and/or cash distributions in the future.

Under Bermuda law a company cannot pay dividends from share premium.  In addition, section 54 of the Companies Act provides that a company may not declare or pay a dividend, or make a distribution out of contributed surplus if there are reasonable grounds for believing that (a) the company is, or would after the payment, be unable to pay its liabilities as they become due; or (b) the realisable value of the Company’s assets would thereby be less than its liabilities. The Company’s Bye-laws provide that subject to the Companies Act, the Company may by Resolution authorise the reduction of its issued share capital or any share premium or contributed surplus account in any manner whatsoever.

The Company is required, in order to effectuate such reduction, (a) not more than 30 days and not less than 15 days before the Effective Date to cause a notice to be published in an appointed newspaper stating the amount of the share premium as last previously determined by the Company, the amount to which the share premium is to be reduced, and the date as from which the reduction is to have effect; and (b) on the date as from which the reduction is to have effect, a confirmation of solvency shall be given by an appropriate officer declaring that on that date the Company is solvent and after the reduction will be able to pay its liabilities as they become due.

Within 30 days after the date such reduction of the share premium is effective, the Company, as required under section 46(5) of the Companies Act, will file a memorandum, with a copy of the notice referred to above, with the office of the Bermuda Registrar of Companies (the “Registrar”), notifying the Registrar of compliance with the Companies Act.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Special General Meeting other than that stated in the Notice of Special General Meeting.

By Order of the Board of Directors

Mi Hong Yoon
Secretary

Hamilton, Bermuda

Borr Drilling Limited (the “Company”)
Form of Proxy for use at Special General Meeting to be held on December 22, 2023.

I/We

Of

being (a) holder(s) of	Common Shares of US$0.10 each of the above-named

Company on the record date of November 27, 2023 hereby appoint the duly appointed Chairman of the meeting or to act as my/our proxy at the Special General Meeting of the Company to be held on December 22, 2023 or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll.  Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

Proposal	For	Against	Abstain

1.   To approve a reduction of the Share Premium account of the Company from US$ 2,290,578,712 to US$ 290,578,712 by the transfer of US$ 2,000,000,000 of the Share Premium to the Company’s Contributed Surplus account, with effect from December 22, 2023.

Date	Signature

Notes:
1.	A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him.
2.	Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.
3.
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.  For this purpose, seniority is determined by the order in which the names stand in the Register of Members.

4.	In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorised officer or attorney.
5.
If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialed.

6.	This proxy should be completed and sent to the following address by not later than 48 hours before the time for holding the meeting.

Holders of Shares registered on the Oslo Stock Exchange should return their Proxy Forms to:

DNB Bank ASA, Global Companies Registrars Section
Postboks 1600 Sentrum
0021 Oslo, Norway
Tel:  +47 23 26 80 16
Or via e-mail to:  vote@dnb.no